Exhibit 99.5

Nova Scotia Power Inc.

Earnings Coverage Ratio

Pursuant to Section 8.4 of National Instrument 44-102, this updated calculation of the earnings coverage ratio is filed as an exhibit to the unaudited consolidated interim financial statements of Nova Scotia Power Inc. for the six months ended June 30, 2010, in conjunction with a base shelf prospectus dated May 21, 2010.

The following financial ratio is calculated on a consolidated basis for the twelve-month periods ended June 30, 2010 and December 31, 2009. The financial ratios have been calculated based on financial information prepared in accordance with Canadian generally accepted accounting principles.

For the twelve months ended millions of dollars (except earnings coverage ratio)	June 30 2010	December 31 2009
Earnings before long-term interest and income taxes	$239.8	$261.0
Net annual interest requirements on long-term debt	$111.1	$109.3
Earnings coverage ratio on long-term debt	2.16 times	2.39 times